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Filed pursuant to Rule 433
Registration Statement No. 333-134660

XCEL ENERGY INC.
$400,000,000
7.60% JUNIOR SUBORDINATED NOTES, SERIES DUE 2068

Issuer:	Xcel Energy Inc.
Securities:	7.60% Junior Subordinated Notes, Series due 2068
Legal Format:	SEC Registered
Denominations:	$25 and integral multiples thereof
Principal Amount:	$400 million
Date of Maturity:	January 1, 2068
Interest Rate:	The notes will bear interest at a rate of 7.60% per annum payable quarterly in arrears on January 1, April 1, July 1, and October 1 of each year commencing April 1, 2008.
Optional Deferral:	Maximum of 10 consecutive years per deferral period
Price to Public:	$25
Trade Date:	January 11, 2008
Settlement Date:	January 16, 2008
Make-Whole Call:	At any time prior to January 16, 2013, in whole or in part on one or more occasions, at an amount equal to the greater of i) 100% of the principal amount of the notes being redeemed or ii) the sum of the remaining scheduled payments of principal and interest from the redemption date to January 16, 2013 (excluding accrued interest) discounted at a rate equal to the treasury yield plus 50 basis points, in each case plus accrued interest, all as described in the Preliminary Prospectus Supplement dated January 10, 2008.
Tax Event Call:	At any time prior to January 16, 2013, in whole but not in part, at 100% of the principal amount of the notes being redeemed plus any accrued and unpaid interest.
Ratings Event Call:	At any time prior to January 16, 2013, in whole or in part on one or more occasions, at an amount equal to the greater of i) 100% of the principal amount of the notes being redeemed or ii) the sum of the remaining scheduled payments of principal and interest from the redemption date to January 16, 2013 (excluding accrued interest) discounted at a rate equal to the treasury yield plus 50 basis points, in each case plus accrued interest, all as described in the preliminary prospectus supplement dated January 10, 2008.
Par Call:	At any time on and after January 16, 2013 at 100% of the principal amount plus accrued interest.

Use of Proceeds	Approximately $387.4 million of net proceeds (before expenses). The proceeds will be added to general funds and used to fund an equity investment in one or more utility subsidiaries of up to $150 million. Remaining proceeds will be used to repay commercial paper.
CUSIP / ISIN Number:	98389B 886 / US98389B8862
Credit Ratings*:
Moody's Investors Service Inc.:	Baa2
Standard & Poor's Ratings Services:	BBB-
Fitch Ratings:	BBB
Joint Book-Running Managers
Morgan Stanley & Co. Incorporated (Joint Structuring Advisor)
Citigroup Global Markets Inc.
Joint Lead Arranger
J.P. Morgan Securities Inc. (Joint Structuring Advisor)
Senior Co-Managers:
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Investment Bank

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Citigroup Global Markets Inc. at 1-877-858-5407.

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XCEL ENERGY INC. $400,000,000 7.60% JUNIOR SUBORDINATED NOTES, SERIES DUE 2068